                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           ALLIS-CHALMERS CORPORATION

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   019645 506
                                 (CUSIP Number)

                            Joseph P. Bartlett, Esq.
            Greenberg Glusker Fields Claman Machtinger & Kinsella LLP
                      1900 Avenue of the Stars, Suite 2100
                          Los Angeles, California 90067
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 22, 2004
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019645506                                            Page 2 of 8 pages

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Robert E. Nederlander
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [_]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
 NUMBER OF          675,594
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           None
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           675,594
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    None
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     675,594
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     5.2%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

CUSIP No. 019645506                                            Page 3 of 8 pages

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Leonard Toboroff
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [_]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
 NUMBER OF          655,595
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           None
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           655,595
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    None
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     655,595
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     5.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

CUSIP No. 019645506                                            Page 4 of 8 pages

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Leonard Toboroff P.C. Profit Sharing Trust 002
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [_]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
 NUMBER OF          42,860
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           None
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           42,860
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    None
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     42,860
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     0.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     OO
--------------------------------------------------------------------------------

CUSIP No. 019645506                                            Page 5 of 8 pages

                                  SCHEDULE 13D
                           ALLIS-CHALMERS CORPORATION

Certain of the shares covered by this Schedule 13D Statement (this "Schedule 13D") were previously reported (a) in a "group" Schedule 13D Statement originally filed on September 16, 1992 by Robert E. Nederlander and Leonard Toboroff, among others, as amended and supplemented by Amendment No. 1 to the Statement on Schedule 13D relating to the event date of May 9, 2001 and Amendment No. 2 to the Statement of Schedule 13D relating to the event date of December 19, 2001 (which Amendment No. 2 had terminated the "group") and (b) in a "group" Schedule 13D Statement filed on April 13, 2004 by Robert E. Nederlander and Leonard Toboroff, among others (collectively, the "Original
Schedule 13D").

ITEM 1. SECURITY AND ISSUER

Security:     Common Stock of Allis-Chalmers Corporation
                    ("Common Stock")

Issuer:       Allis-Chalmers Corporation (the "Issuer")
                   7660 Woodway, Suite 200
                   Houston, TX 77063

ITEM 2. IDENTITY AND BACKGROUND

(a) Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D is hereby filed by RER Corp., Robert E. Nederlander, Leonard Toboroff and the Leonard Toboroff P.C. Profit Sharing Trust 002 (the "Toboroff Trust") (collectively, the "Reporting Persons").

(b) The principal address and/or office of Leonard Toboroff and the Toboroff Trust is 39 North Moore Street, Apt. 6B, New York, NY 10013. The principal address and/or office of RER Corp. and Robert E. Nederlander is c/o Nederlander Company L.L.C., 1450 Broadway, 20th Floor, New York, NY 10018.

(c) Mr. Nederlander has been President and/or a Director since November 1981 of the Nederlander Organization, Inc., owner and operator of one of the world's largest chains of live theaters, and is also Co-Managing Partner of Nederlander Company L.L.C., owner and/or operator of theaters outside New York City. Mr. Nederlander became Chairman of the Board of the Issuer in May 1989; from 1993 through October 1996 he was Vice Chairman, and thereafter has served as a director.

Mr. Toboroff has been a director and Vice-Chairman of the Board since May 1989 and served as an Executive Vice President of the Issuer from May 1989 until February 2002. Mr. Toboroff is currently a consultant to the Company. Mr. Toboroff has been a practicing attorney continuously since 1961.

The Toboroff Trust is a trust whose sole trustee and sole beneficiary is Leonard Toboroff.

(d) and (e) During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Mr. Nederlander and Mr. Toboroff is a United States citizen. The Toboroff Trust is a trust organized under the laws of the state of New York.

ITEM 3. SOURCE AND AMOUNT OF FUNDS

The shares of Common Stock owned by RER Corp., Robert E. Nederlander and Leonard Toboroff prior to November 18, 2004 are described in the Original Schedule 13D.

On November 18, 2004, Robert E. Nederlander and the Toboroff Trust purchased 100,000 shares and 30,000 shares, respectively, of the Common Stock from Energy Spectrum Partners LP. On December 23, 2004, Robert E. Nederlander and Leonard Toboroff each purchased 30,000 shares of Common Stock from Energy Spectrum Partners LP. The purchase price for all purchased shares was $3.00 per share. The source of funds was personal funds.

CUSIP No. 019645506                                            Page 6 of 8 pages

ITEM 4. PURPOSE OF TRANSACTION

Each of the Reporting Persons acquired shares of Common Stock as an investment. Each of the Reporting Persons may seek to acquire or dispose of shares of Common Stock through open market or privately negotiated transactions from time to time in its or his discretion. Any such purchases will depend upon the market prices for the shares of Common Stock, the number of shares which may become available for purchase at prices which each of the Reporting Persons regard as attractive and various other factors which each of the Reporting Persons may determine to be relevant.

In connection with the acquisition of securities in April 2004, as described in the Original Schedule 13D, the Reporting Persons and others entered into a stockholders agreement dated April 2, 2004 (the "Stockholders Agreement") pursuant to which the parties have agreed to vote for the election to the board of directors of the Issuer four persons nominated by other stockholders of the Issuer and two persons nominated by the a group that includes the Reporting Persons. In addition, the parties to the Stockholders Agreement and the Issuer agreed that in the event the Issuer has not completed a public offering of its shares prior to September 30, 2005, then, at the request of Energy Spectrum Partners LP, the Issuer will retain an investment banking firm to identify candidates for a transaction involving the sale of the Issuer or its assets. A more complete description of the rights and obligations of the parties is set forth in the Stockholders Agreement, a copy of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference. In addition to the foregoing, the Issuer and the parties to the Stockholders Agreement entered into a registration rights agreement with Issuer and other parties named therein dated April 2, 2004, pursuant to which the parties were granted certain registration rights with respect to the Common Stock owned or to be owned by such parties.

Except for the foregoing, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Schedule 13D, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) The number of shares of Common Stock beneficially owned by Mr. Nederlander includes: (i) 256,666 shares of Common Stock held by RER Corp., a Michigan corporation controlled by Mr. Nederlander, (ii) 17,862 shares of Common Stock held by Q.E.N. Inc., a New York corporation controlled by Mr. Nederlander,
(iii) 266,666 shares of Common Stock issuable upon exercise of a warrant issued to RER Corp. that is currently exercisable, (iv) 132,000 shares of Common Stock held by Mr. Nederlander (v) 2,400 shares of Common Stock issuable upon exercise of options issued to Mr. Nederlander that are currently exercisable, and (vi) 6,766,813 shares of Common Stock which Mr. Nederlander may be deemed to beneficially own pursuant to Rule 13d-3 of the Securities and Exchange Commission as a result of RER Corp. being a party to the Stockholders
Agreement described in the Original Schedule 13D.

Mr. Nederlander disclaims beneficial ownership of the Common Stock deemed to be beneficially owned by Mr. Nederlander as a result of the Stockholders Agreement. Accordingly, based upon the foregoing, Mr. Nederlander may be deemed to be the beneficial owner of only 675,594 shares of Common Stock, or 5.2% of the outstanding shares of Common Stock as of the date hereof.

The number of shares of Common Stock beneficially owned by Mr. Toboroff includes: (i) 102,400 shares of Common Stock issuable to Mr. Toboroff upon exercise of options issued by the Issuer that are currently exercisable, (ii) 42,860 shares held by Leonard Toboroff P.C. Profit Sharing Trust 002, a trust of which Mr. Toboroff is the sole trustee and sole beneficiary (iii) 5,001 shares held by Lenny Corp., a corporation controlled by Mr. Toboroff, (iv) 266,666 shares of Common Stock issuable upon exercise of a warrant issued to Mr. Toboroff that is currently exercisable, (v) 238,666 shares of Common Stock owned by Mr. Toboroff, and (vi) 6,786,814 shares of Common Stock which Mr. Toboroff may be deemed to beneficially own pursuant to Rule 13d-3 of the Securities and Exchange Commission as a result of being a party to the Stockholders Agreement. Mr. Toboroff disclaims beneficial ownership of the Common Stock deemed to be beneficially owned by Mr. Toboroff as a result of being a party to the Stockholders Agreement. Accordingly, based upon the foregoing, Mr. Toboroff may be deemed to be the beneficial owner of only 655,595 shares of Common Stock, or 5.0% of the outstanding shares of Common Stock as of the date hereof.

CUSIP No. 019645506                                            Page 7 of 8 pages

The number of shares held by the Toboroff Trust include 42,860 shares owned directly by the Toboroff Trust. The Toboroff Trust may also be deemed to own 7,399,547 shares of Common Stock pursuant to Rule 13d-3 of the Securities and Exchange Commission as a result of being a party to the Stockholders Agreement. The Toboroff Trust disclaims beneficial ownership of the Common Stock deemed to be beneficially owned by the Toboroff Trust as a result of being a party to the Stockholders Agreement. Accordingly, based upon the foregoing, the Toboroff Trust may be deemed to be the beneficial owner of only 42,860 shares of Common Stock, or 0.3% of the outstanding shares of Common Stock as of the date hereof.

The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Act. The ownership of the Reporting Persons is based on 13,041,231 outstanding shares of Common Stock of the Issuer as of the date hereof, according to information provided by the Issuer.

(c) None, except as set forth in Item 4.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

To the best knowledge of each Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer, except for the following:

Mr. Toboroff, Mr. Nederlander, the Toboroff Trust and others are parties to the Stockholders Agreement, the Registration Rights Agreement and the Purchase Agreement described in the Original Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.1: Stock Purchase Agreement dated November 29, 2004, by and among Robert E. Nederlander, the Leonard Toboroff P.C. Profit Sharing Trust 002 and Energy Spectrum Partners LP.

Exhibit 7.2: Stock Purchase Agreement dated December 22, 2004, by and among Robert E. Nederlander, Leonard Toboroff and Energy Spectrum Partners LP.

Exhibit 7.3: Stockholders Agreement dated April 2, 2004 by and among Robert E. Nederlander, Leonard Toboroff and others.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                 LEONARD TOBOROFF P.C. PROFIT SHARING TRUST 002

                                        BY: /S/ LEONARD TOBOROFF
                                            ----------------------------------
                                            LEONARD TOBOROFF, TRUSTEE

                                            /S/ ROBERT E. NEDERLANDER
                                            ----------------------------------
                                            ROBERT E. NEDERLANDER

                                            /S/ LEONARD TOBOROFF
                                            ----------------------------------
                                            LEONARD TOBOROFF

DATED: JANUARY 3, 2005

CUSIP No. 019645506                                            Page 8 of 8 pages

                            AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Act, the undersigned hereby agree to the joint filing with the other persons signatory below of a statement on
Schedule 13D or any amendments thereto, with respect to the Common Stock, and that this Agreement be included as an attachment to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 3rd day of January, 2005.

                 LEONARD TOBOROFF P.C. PROFIT SHARING TRUST 002

                                        BY: /S/  LEONARD TOBOROFF
                                            ----------------------------------
                                            LEONARD TOBOROFF, TRUSTEE

                                            /S/ ROBERT E. NEDERLANDER
                                            ----------------------------------
                                            ROBERT E. NEDERLANDER

                                            /S/ LEONARD TOBOROFF
                                            ----------------------------------
                                            LEONARD TOBOROFF